CATHAY PACIFIC

**Cathay Pacific Airways Limited**
*Company Secretary's Department*
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
*www.cathaypacific.com*



Our Ref: CSA/CPA6/5(e)

26th September 2006



**By Registered Airmail**

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sir/Madam,

**Cathay Pacific Airways Limited (the "Company")**
**File No. 82-1390**

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.



Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

*P:\Dorisfu - CPA\CPA6-5\Letter\CPA6-5-General Correspondence.doc*

Dew 10/4

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

AIR CHINA

**AIR CHINA LIMITED**
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CATHAY PACIFIC

**CATHAY PACIFIC AIRWAYS LIMITED**
(incorporated in Hong Kong with limited liability)
(Stock Code: 293)

**CHINA NATIONAL AVIATION COMPANY LIMITED**
(incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

CITIC PACIFIC
中信泰富

**CITIC PACIFIC LIMITED**
(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

SWIRE PACIFIC

**SWIRE PACIFIC LIMITED**
(incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

## LISTING RULE 13.09 ANNOUNCEMENT

Reference is made to the joint announcement issued by Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC on 8th June 2006 ("Joint Announcement") regarding, *inter alia*, the Restructuring Agreement and the Transaction. Terms defined in the Joint Announcement have the same meanings when used in this announcement.

The Restructuring Agreement became unconditional on 22nd September 2006. Completion of the Transaction (except for Cathay's subscription for new Air China H Shares which is to take place on 27th September 2006 as described below) is expected to take place on 28th September 2006.

Pursuant to the Restructuring Agreement, Cathay will subscribe for 1,179,151,364 new Air China H Shares on 27th September 2006 at an aggregate cash subscription price of HK$4,068,072,205.80, representing HK$3.45 per Air China H Share. Dealing in the 1,179,151,364 new Air China H Shares will commence at 9:30 a.m. on 28th September 2006 or as soon as practicable thereafter.

Pursuant to the Restructuring Agreement, Cathay will issue 548,045,724 new Cathay Shares at an issue price of HK$13.50 per Cathay Share and will pay cash consideration of HK$822,068,586.00 on 28th September 2006 for the acquisition of 411,034,293 Dragonair Shares at HK$20 per Dragonair Share. Dealing in the 548,045,724 new Cathay Shares will commence at 9:30 a.m. on 29th September 2006 or as soon as practicable thereafter.

The Cathay Directors announce that, as recommended by SPAC and CITIC Pacific under the Restructuring Agreement and subject to Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share on 20th November 2006 to Cathay shareholders registered at the close of business on 27th October 2006. The share register of Cathay will be closed from 23rd October 2006 to 27th October 2006, both dates inclusive.

### Directors

As at the date of this announcement, the directors of Air China are:
Non-Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Christopher Pratt, Wang Shixiang, Yao Weiting;
Executive Directors: Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan, Zhang Ke and Jia Kang.

As at the date of this announcement, the directors of Cathay are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Robert Woods, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC Limited are:
Executive Directors: Kong Dong (Chairman), Chuang Shih Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais); and
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of SPAC are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho; Keith Kerr and John Slosar;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Vincent Cheng, Clement Kwok, Chien Lee, Michael Sze and Marjorie Yang.

By order of the Board of
**Air China Limited**
**Zheng Baoan Li Man Kit**
*Joint Company Secretaries*
Beijing, 25th September 2006

By order of the Board of
**Cathay Pacific Airways Limited**
**David Fu**
*Company Secretary*
Hong Kong, 25th September 2006

By order of the Board of
**China National Aviation Company Limited**
**Li Man Kit**
*Company Secretary*
Hong Kong, 25th September 2006

By order of the Board of
**CITIC Pacific Limited**
**Alice Tso Mun Wai**
*Company Secretary*
Hong Kong, 25th September 2006

By order of the Board of
**Swire Pacific Limited**
**David Fu**
*Company Secretary*
Hong Kong, 25th September 2006